EXHIBIT 13.3

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

2008	First Quarter	Second Quarter
Total interest income	$3,482,786	$3,329,189
Total interest expense	1,352,940	1,297,528
Net interest income	2,129,846	2,031,661
Provision for loan losses	—	—
Investment securities gain (loss)	112,501	(511)
Total other income	347,984	334,061
Total other expenses	1,762,484	1,723,293
Income before income taxes	827,847	641,918
Net income	636,341	511,217
Net income per share	0.42	0.33

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,379,956	$3,381,757	$3,454,255	$3,492,528
Total interest expense	1,321,508	1,313,361	1,397,738	1,398,893
Net interest income	2,058,448	2,068,396	2,056,517	2,093,635
Provision for loan losses	—	—	(100,000)	—
Investment securities gain (loss)	(54,193)	2,837	(605)	29,706
Total other income	330,850	355,763	370,086	376,034
Total other expenses	1,864,452	1,787,705	1,787,298	1,832,789
Income before income taxes	470,653	639,291	738,700	666,586
Net income	415,396	506,022	579,613	534,931
Net income per share	0.27	0.33	0.38	0.35

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,361,053	$3,441,719	$3,518,234	$3,450,767
Total interest expense	1,122,867	1,147,188	1,288,661	1,383,746
Net interest income	2,238,186	2,294,531	2,229,573	2,067,021
Provision for loan losses	—	—	—	—
Investment securities gain (loss)	(106)	44,215	778	781
Total other income	327,055	338,524	368,824	353,068
Total other expenses	1,813,711	2,003,925	1,834,969	1,961,422
Income before income taxes	751,424	673,345	764,206	459,448
Net income	600,043	549,433	591,693	402,655
Net income per share	0.39	0.36	0.39	0.26